UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 19.2% FOR THE MONTH OF FEBRUARY

Guadalajara, Jalisco, Mexico, March 4, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of February 2016, compared to traffic figures for February 2015.

During February 2016, total terminal passengers increased 19.2% in the 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 24.5% increase, while international passenger traffic increased 13.7%. For purposes of the comparison, note that 2016 is a leap-year; therefore, figures include an extra day of operations.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP Passenger Traffic Report February 2016	Page 2

The following items are highlights from traffic results for the month of February:

•	Seats and Load Factor: GAP registered a 16.0% increase in the number of seats. Load factor grew 2.1 percentage points to 77.6%.

•	Guadalajara: In February, Interjet initiated a daily route to Los Angeles, which will contribute 9 thousand seats to the international market on a monthly basis. Meanwhile, the domestic market registered a 9.9% increase in the number of seats offered, primarily as a result of an increase in flights to Cancun, Mexico City and Tijuana.

•	Puerto Vallarta: Domestic traffic continues to be the main growth driver, increasing 18.9%; while international traffic increased 12.5%. The main growth contributors were VivaAerobus, which doubled its number of flights from Mexico City, and Volaris, which doubled its number of flights from Monterrey. Southwest had the highest growth in the international market, contributing 49% of international new seats.

•	Los Cabos: Passenger traffic reached a new record high driven by a fully restored hotel capacity. Even though the number of seats grew by 9.5%, traffic is growing by 23.3%, resulting in a significant 9.6% improvement in the load factor for airlines.

•	Tijuana: The percentage growth rate for February was the highest growth rate in the last 6 years. During the month, the number of seats grew 40.5%, mainly driven by the 127 thousand seats increase by Volaris, followed by VivaAerobus with 17 thousand seats, Aeromexico with 9 thousand seats, and finally, Interjet with 2 thousand additional seats. The airport continues to position itself as a leading option for entry to Southern California, due to its competitive rates and the recent opening of the Cross-Border Xpress. The cross-border bridge registered market penetration of approximately 15.0% of Tijuana airport total passengers in February, reaching more than 63,000 users crossing the border using the bridge.

•	Montego Bay: Passenger traffic increased 5.7% during February. United Airlines and Delta contributed the most to the 5.8% increase in offered seats, each with 10 thousand additional seats. Similarly, European charter flights had a significant volume growth; Thomson Airways had the highest traffic growth (over 3 thousand seats in this month). It is important to mention that in February, Thomas Cook Scandinavia opened its route from Gothenburg, Sweden.

GAP Passenger Traffic Report February 2016	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit and Corporate Practices Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report February 2016	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  March 4, 2016